UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Bitstream Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

91736108
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,207,856
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,856	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,906	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  91736108

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 5 amends the Schedule 13D filed by NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, HPP GP LLC and Trent Stedman (the “Original Filers”) on May 1, 2009, as amended by the Schedule 13D/A filed by the Original Filers on February 12, 2010, the Schedule 13D/A filed by the Original Filers on March 12, 2010, the Schedule 13D/A filed by the Original Filers and Thomas Patrick (the “Subsequent Filers”) on April 23, 2010 and the Schedule 13D/A filed by the Subsequent Filers on August 20, 2010, relating to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Bitstream Inc. (the “Issuer”), as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

This Item 2 is amended and restated to read as follows:

(a)
(i)	NV North American Opportunity Fund
(ii)	New Vernon Investment Management LLC
(iii)	Trent Stedman
(iv)	Thomas Patrick

(b)
(i)	NV North American Opportunity Fund
(ii)	New Vernon Investment Management LLC
(iii)	Trent Stedman
(iv)	Thomas Patrick

799 Central Avenue
Suite 350
Highland Park, Illinois  60035

(c)   This Schedule 13D/A is being filed by and on behalf of NV North American Opportunity Fund (the “Fund”), which is an investment fund; New Vernon Investment Management LLC (the “General Partner”), the general partner of the Fund; Mr. Stedman, whose principal business is serving as a member of the General Partner; and Mr. Patrick, whose principal business is serving as a member of the General Partner (collectively, the “Reporting Parties”).

(d)   No

(e)   No

(f)
(i)	NV North American Opportunity Fund, Cayman Islands
(ii)	New Vernon Investment Management LLC, Delaware
(iii)	Trent Stedman, United States of America
(iv)	Thomas Patrick, United States of America

CUSIP No. 91736108

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph:

New Vernon Investment Management LLC became a beneficial owner of the Common Stock pursuant to a merger on August 23, 2010 in which Millennium Group LLC, an Illinois limited liability company, merged with and into New Vernon Investment Management LLC, a Delaware limited liability company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)   As of the close of trading on August 30, 2010, (i) NV North American Opportunity Fund directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 1,135,462 shares of Common Stock over which it has sole voting and dispositive power, (ii) Mr. Stedman directly beneficially owns 72,394 shares of Common Stock over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly beneficially owns 378,906 shares of Common Stock over which he has sole voting and dispositive power. New Vernon Investment Management LLC is the investment manager of NV North American Opportunity Fund and, as such, may be deemed to have sole voting and dispositive power over the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund and, accordingly, may be deemed to indirectly beneficially own such shares. Mr. Stedman is a member of New Vernon Investment Management LLC. By virtue of his relationship to NV North American Opportunity Fund and New Vernon Investment Management LLC, Mr. Stedman may also be deemed to have sole voting and dispositive power over the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund and, accordingly, may be deemed to indirectly beneficially own such shares. As a result, Mr. Stedman may be deemed to beneficially own a total of 1,207,856 shares of Common Stock. By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Common Stock of the Issuer. The 11.3% of the Common Stock beneficially owned by each of NV North American Opportunity Fund and New Vernon Investment Management LLC, the 12.0% of the Common Stock beneficially owned by Mr. Stedman and the 3.8% of the Common Stock beneficially owned by Mr. Patrick are based on 10,063,307 shares of Common Stock that were outstanding as of August 14, 2010 (as set forth on the Issuer’s Form 10-Q filed on August 16, 2010 with the Securities and Exchange Commission).

(b)   The response to Item 5(a) is incorporated herein by reference.

(c)   New Vernon Investment Management LLC became a beneficial owner of the Common Stock upon the consummation of the merger of Millennium Group LLC with and into New Vernon Investment Management LLC on August 23, 2010, upon which the separate existence of Millennium Group LLC terminated.

(d)   The response to Item 5(a) is incorporated herein by reference.

(e)   Millennium Group LLC ceased to be a beneficial owner of Common Stock upon the consummation of the merger of Millennium Group LLC with and into New Vernon Investment Management LLC on August 23, 2010.  As a result of such merger, Millennium Group LLC ceased to have a separate existence.

CUSIP No. 91736108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2010	NV North American Opportunity Fund By: New Vernon Investment Management LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory *

Dated as of August 31, 2010	New Vernon Investment Management LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory *

Dated as of August 31, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory * for Trent Stedman

Dated as of August 31, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory * for Thomas Patrick

* Pursuant to Power of Attorney attached hereto.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Trent Stedman and Barton S. Aronson, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)           prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the United States Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) or Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any rule or regulation of the SEC;

(2)           execute for and on behalf of the undersigned, with respect to holdings of, and transactions in, securities of Bitstream Inc. (“Bitstream”), Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

(3)            execute for and on behalf of the undersigned any Schedules 13D or 13G, and any amendments thereto, relating to securities of Bitstream, in accordance with Section 13 of the Exchange Act and the rules thereunder;

(4)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and file any such form with the SEC and any stock exchange or similar authority; and

(5)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form 3, 4 or 5 or Schedule 13D or 13G with respect to the undersigned’s holdings of, and transactions in, Bitstream securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of August, 2010.

/s/ Thomas Patrick
Signature

Thomas Patrick
Print Name

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned, hereby constitute and appoint Barton S. Aronson, signing singly, such person’s true and lawful attorney-in-fact to:

(1)           prepare, execute in such person’s name and on such person’s behalf, and submit to the United States Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling such person to make electronic filings with the SEC of reports required by Section 16(a) or Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any rule or regulation of the SEC;

(2)           execute for and on behalf of such person, with respect to holdings of, and transactions in, securities of Bitstream Inc. (“Bitstream”), Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

(3)            execute for and on behalf of such person any Schedules 13D or 13G, and any amendments thereto, relating to securities of Bitstream, in accordance with Section 13 of the Exchange Act and the rules thereunder;

(4)           do and perform any and all acts for and on behalf of such person which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and file any such form with the SEC and any stock exchange or similar authority; and

(5)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such person, it being understood that the documents executed by such attorney-in-fact on behalf of such person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

Each of the undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  Each of the undersigned acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of such person, are not assuming any of such person’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Form 3, 4 or 5 or Schedule 13D or 13G with respect to the holdings of, and transactions in, Bitstream securities by the undersigned, New Vernon Investment Management LLC or NV North American Opportunity Fund, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of August, 2010.

	NV North American Opportunity Fund		New Vernon Investment Management LLC
By: New Vernon Investment Management LLC

/s/ Trent Stedman	By:	/s/ Trent Stedman	By:	/s/ Trent Stedman
Trent Stedman	Trent Stedman, Member		Trent Stedman, Member